Exhibit 1

OI S.A.

CNPJ/MF nº 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held Company

MATERIAL FACT

Restructuring settlement negotiations

Oi S.A. – In Judicial Reorganization (“Oi,” and together with certain of its affiliates, the “Company”), in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that the Company has been involved in discussions and negotiations with certain individual holders (each, a “Noteholder”) of, or managers of entities holding, beneficial interests in, (i) the 9.750% Senior Notes due 2016 issued by Oi, (ii) the 5.125% Senior Notes due 2017 issued by Oi and guaranteed by Telemar Norte Leste S.A. – In Judicial Reorganization (“Telemar”), (iii) the 9.500% Senior Notes due 2019 issued by Oi and guaranteed by Telemar, (iv) the 5.500% Senior Notes Due 2020 issued by Oi and guaranteed by Telemar, (v) the 5.625% Senior Notes due 2021 issued by Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Coop”) and guaranteed by Oi, (vi) the 5.750% Senior Notes due 2022 issued by Oi Coop and guaranteed by Oi, (vii) the 6.250% Senior Notes due 2016 issued by Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”) and guaranteed by Oi, (viii) the 4.375% Notes due 2017 issued by PTIF and guaranteed by Oi, (ix) the 5.875% Senior Notes due 2018 issued by PTIF and guaranteed by Oi, (x) the 5.000% Senior Notes due 2019 issued by PTIF and guaranteed by Oi, (xi) the 4.625% Senior Notes due 2020 issued by PTIF and guaranteed by Oi, (xii) the 4.500% Notes due 2025 issued by PTIF and guaranteed by Oi, and (xiii) the 5.242% Senior Notes due 2017 issued by PTIF and guaranteed by Oi (collectively, the “Notes”).

For the avoidance of doubt, the “Noteholders,” as such term is used herein, do not include any holders of the Notes that are members of the Steering Committee of the International Bondholder Committee or the Steering Committee of the Ad Hoc Group of Bondholders, and the “Potential Transaction,” as such term is used herein, refers to the potential transaction contemplated by the draft term sheet and plan support agreement disclosed by the Company on October 12, 2017 (the “October 12 Materials”).

Confidentiality Agreements

The Company executed confidentiality agreements (the “Confidentiality Agreements”) with each Noteholder to facilitate discussions and negotiations concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company (a “Potential Transaction”).  Pursuant to the Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the Confidentiality Agreements, certain information (the “Confidential Information”) regarding, or shared in connection with, the discussions and/or negotiations that have taken place between the Company and each Noteholder concerning a Potential Transaction.  The information included in this press release is being furnished to satisfy the Company’s public disclosure obligations under the Confidentiality Agreements.  The Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

Discussions with the Noteholders

On October 19, 2017, representatives of the Company and the Company’s financial and legal advisors (the “Company Representatives”) met in person or by phone (such meeting, the “Meeting”) with representatives from and/or advisors to each Noteholder of each Noteholder and each Noteholder’s respective financial and legal advisors (the “Noteholder Representatives”) to discuss the terms of a Potential Transaction.  As of the date hereof, no agreement concerning the terms of a Potential Transaction has been reached with the Noteholders.  While negotiations between the Company and each Noteholder may continue in the future, there can be no assurance that negotiations will continue or if they do continue, that they will result in an agreement regarding the terms of a Potential Transaction.

Confidential Information

During the Meeting, the Company Representatives and each of the Noteholder Representatives discussed certain objections from other creditors of the Company to the new version of the plan of reorganization filed on October 11, 2017 in the judicial reorganization proceeding of the Company pending in Brazil (the “New Version of the Plan”) and discussed and negotiated certain oral proposals with respect to the terms of a Potential Transaction.  Specifically, the Company Representatives delivered an oral proposal (the “Company Proposal”) regarding certain modifications to the October 12 Materials, the material terms of which are summarized as follows:

•         a 14% commitment premium would be payable pro rata to committed investors on exercise of the warrants;

•         elimination of the backstop commitments and backstop premiums;

•         the conditions precedent contained in the October 12 Materials to exercisability of the warrants would be loosened;

•         no break-up fee would be paid to any committed investor;

•         the Company would be permitted (with board approval) to increase the cash capital increase to an amount greater than BRL 3.5 billion on terms to be discussed; and

•         a mechanism would be agreed pursuant to which the Company would be permitted to terminate the deal if there is insufficient creditor support after some period of time to be determined.

The Noteholder Representatives did not accept the Company Proposal and responded with an oral proposal (the “Noteholders Proposal” and, together with the Company Proposal, the “Proposals”), the material terms of which are summarized as follows:

•         the Company’s ability to increase the cash portion of the capital increase to an amount greater than BRL 3.5 billion on terms to be discussed would be acceptable, provided that the committed investors receive the same economic recovery as they would under a framework where the cash capital increase was capped at BRL 3.5 billion;

•         a 14% commitment premium payable pro rata to committed investors on exercise of the warrants would be acceptable with other terms related to payment of annual commitment premiums (including, without limitation, terms related to timing and frequency of payment) remaining as described in the October 12 Materials;

•         terms related to the breakup fee and other fees and expenses other than the backstop premiums (including, without limitation, terms related to timing and frequency of payment) would remain as described in the October 12 Materials;

•         the conditions precedent contained in the October 12 Materials would remain unchanged; and

•         subject to further agreement on specific terms, a mechanism permitting the Company to terminate the deal after some period of time to be determined if there is insufficient creditor support would be acceptable.

The Company believes that the foregoing written summary of the material terms of the Proposals includes all nonpublic information exchanged between the Company and each of the Noteholders during the course of discussions that would reasonably be expected to be material to an investor making an investment decision with respect to the purchase or sale of the securities of the Company and/or its affiliates.

Certain Other Important Information

All statements made in the Proposals are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement.  Any inconsistency or conflict between the terms and conditions of the New Version of the Plan, on the one hand, and the Proposals and/or the written summary of the material terms of such Proposals contained herein, on the other hand, remains under discussion.  Nothing contained Proposals and/or the written summary of the material terms of such Proposals contained herein is intended to or shall be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses.  The information contained in the Proposals and/or the written summary of the material terms of such Proposals contained herein is for discussion purposes only and shall not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Proposals.

Furthermore, the written summary of the material terms of the Proposals contained herein shall not be construed as guidance by the Company in relation to its future results, and the Company does not assume and expressly disclaims any responsibility to update such contents or information at any time.

This communication does not constitute an offer to sell or a solicitation of an offer to buy securities.  This communication is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities.

The Company has published this communication on its website, available at http://ir.oi.com.br (English) and http://oi.com.br/ri (Portuguese).

Rio de Janeiro, October 23, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation.  Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements.  There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s management and are subject to a number of risks and uncertainties.  These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the SEC.